                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                ---------------


                                  SCHEDULE 13G
                                 (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)
                         (AMENDMENT NO. _____________)/(1)/


                           FOUNTAIN OIL INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   35075K101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  MAY 8, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[x]  Rule 13d-1(c)

[  ]  Rule 13d-1(d)

_____________

/(1)/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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===============================================================================

                                    13G
-----------------------                                  ---------------------
  CUSIP NO. 35075K101                                     PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      INCREASED OIL RECOVERY AS
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
             NORWAY
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                                  2,150,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY                     0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                                  2,150,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                  0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9

      2,150,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      9.58%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                                     Page 3 of 4

ITEM 1(A).   NAME OF ISSUER:

                  Fountain Oil Incorporated.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1400 Broadfield Blvd., Suite 100, Houston, Texas  77084.

ITEM 2(A).  NAME OF PERSON FILING:

                  Increased Oil Recovery AS.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

                  Damsgardsgarten 163 A, N-5031 Laksevag, Norway.

ITEM 2(C).  CITIZENSHIP:

                  Increased Oil Recovery is a Norwegian corporation.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $0.10 per share.

ITEM 2(E).  CUSIP NUMBER:

                  35075K101.

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
           (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

                  If this statement is filed pursuant to Rule 13d-1(c), check this box [x].

ITEM 4.    OWNERSHIP.

          (a)  Amount beneficially owned:
                  2,150,000 shares

          (b)  Percent of class:
                  9.58%
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                                                                     Page 4 of 4

(c)  Number of shares as to which such person has:

          (i)   Sole power to vote or direct the vote:
                 2,150,000 shares

          (ii)  Shares power to vote or to direct the vote:
                 0

          (iii) Sole power to dispose or to direct the disposition of:
                 2,150,000 shares

          (iv)  Shares power to dispose or to direct the disposition of:
                 0

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with our as a participant in any transaction having that purpose or effect.

Dated:    May 19, 1998                      INCREASED OIL RECOVERY AS

                                            By:         /s/ Helge Eide
                                               ---------------------------------
                                               Helge Eide, Managing Director